SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934



                              RED ROOF INNS, INC.
                           ------------------------
                               (Name of Issuer)

                         Common Stock, par value $.01
                       ----------------------------------
                        (Title of Class of Securities)

                                   757005103
                                --------------
                                (CUSIP Number)

                                    _______



_________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



______________________________             ________________________________
|                            |             |                              |
|CUSIP No.757005103          |    13G      | Page   2    of   9   Pages   |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSONS                                          |
|    | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                |
|    | Morgan Stanley Group Inc.                                          |
|    | 13-2838811                                                         |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 |  CITIZENSHIP OR PLACE OF ORGANIZATION                              |
|    |  Delaware                                                          |
|____|____________________________________________________________________|
|                    |  5 | SOLE VOTING POWER                             |
|                    |    | 18,400,000                                    |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  6 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    | 0                                             |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  7 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    | 18,400,000                                    |
|    PERSON          |____|_______________________________________________|
|     WITH           |  8 | SHARED DISPOSITIVE POWER                      |
|                    |    | 0                                             |
|____________________|____|_______________________________________________|
|  9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 18,400,000                                               |
|____|____________________________________________________________________|
| 10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  |
|    | 65.9%                                                              |
|____|____________________________________________________________________|
| 12 | TYPE OF REPORTING PERSON*                                          |
|    | CO                                                                 |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




______________________________             ________________________________
|                            |             |                              |
|CUSIP No.757005103          |    13G      | Page   3    of   9   Pages   |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSONS                                          |
|    | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                |
|    | The Morgan Stanley Real Estate Fund, L.P.                           |
|    |                                                                    |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |X| |
|    |                                                                 _  |
|    |                                                            (b) |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 |  CITIZENSHIP OR PLACE OF ORGANIZATION                              |
|    |  Delaware                                                          |
|____|____________________________________________________________________|
|                    |  5 | SOLE VOTING POWER                             |
|                    |    | 0                                             |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  6 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    | 12,872,640                                    |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  7 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    | 0                                             |
|    PERSON          |____|_______________________________________________|
|     WITH           |  8 | SHARED DISPOSITIVE POWER                      |
|                    |    | 12,872,640                                    |
|____________________|____|_______________________________________________|
|  9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 12,872,640                                                         |
|____|____________________________________________________________________|
| 10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  |
|    | 46.1%                                                              |
|____|____________________________________________________________________|
| 12 | TYPE OF REPORTING PERSON*                                          |
|    | PN                                                                 |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




______________________________             ________________________________
|                            |             |                              |
|CUSIP No.757005103          |    13G      | Page   4    of   9   Pages   |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSONS                                          |
|    | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                |
|    | Morgan Stanley Real Estate Co-Investment Partnership II, L.P.      |
|    |                                                                    |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |X| |
|    |                                                                 _  |
|    |                                                            (b) |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 |  CITIZENSHIP OR PLACE OF ORGANIZATION                              |
|    |  Delaware                                                          |
|____|____________________________________________________________________|
|                    |  5 | SOLE VOTING POWER                             |
|                    |    | 0                                             |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  6 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    | 4,625,760                                     |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  7 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    | 0                                             |
|    PERSON          |____|_______________________________________________|
|     WITH           |  8 | SHARED DISPOSITIVE POWER                      |
|                    |    | 4,625,760                                     |
|____________________|____|_______________________________________________|
|  9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 4,625,760                                                          |
|____|____________________________________________________________________|
| 10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  |
|    | 16.6%                                                              |
|____|____________________________________________________________________|
| 12 | TYPE OF REPORTING PERSON*                                          |
|    | PN                                                                 |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1(a).  Name of Issuer.

            Red Roof Inns, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

            4355 Davidson Road
            Hilliard, Ohio 43026


Item 2(a).  Name of Person Filing.

            Morgan Stanley Group Inc. ("Morgan Stanley")

            The Morgan Stanley Real Estate Fund, L.P.
            (the "Real Estate Fund")

            Morgan Stanley Real Estate Co-Investment Partnership II, L.P. (the "Co-Investment Fund" and, together with the Real Estate Fund, "the Funds")

Item 2(b).  Address of Principal Business Office or, if
            None, Residence.

   The address of the principal business office of each of the Real Estate Fund, the Co-Investment Fund and Morgan Stanley is 1585 Broadway, New York, New York 10036.

Item 2(c).  Citizenship.

   The citizenship of each of the Real Estate Fund, the Co-Investment Fund and Morgan Stanley is Delaware.

Item 2(d).  Title of Class of Securities.

   Common Stock, par value $.01

Item 2(e).  CUSIP Number.

   757005103



Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a: N/A

   (a)   [ ]   Broker or dealer registered under Section 15
         of the Act,

   (b)   [ ]   Bank as defined in Section 3(a)(6) of the
         Act,

   (c)   [ ]   Insurance Company as defined in Section
         3(a)(19) of the Act,

   (d)   [ ]   Investment Company registered under Section
         8 of the Investment Company Act,

   (e)   [ ]   Investment Adviser registered under Section
         203 of the Investment Advisers Act of 1940,

   (f)   [ ]   Employee Benefit Plan, Pension Fund which is
         subject to the provisions of the Employee
         Retirement Income Security Act of 1974 or
         Endowment Fund; see Section  240.13d-1(b)(1)(ii)(F),

   (g)   [ ]   Parent Holding Company, in accordance with
         Section  240.13d-1(b)(1)(ii)(G) (Note: See Item 7),

   (h)   [ ]   Group, in accordance with Section  240.13d-
         1(b)(1)(ii)(H).



Item 4.  Ownership.  (a), (b) and (c)

   Real Estate Fund: The Real Estate Fund is the record owner of 12,872,640 shares of Common Stock as of December 31, 1996. This represents 46.1% of the class on that date. As a result of the Shareholders Agreement described under Item 8, the Real Estate Fund may be deemed to have shared voting and dispositive power with respect to such shares.

   Co-Investment Fund: The Co-Investment Fund is the record owner of 4,625,760 shares of Common Stock as of December 31, 1996. This represents 16.6% of the class on that date. As a result of the Shareholders Agreement described under Item 8, the Co-Investment Fund may be deemed to have shared voting and dispositive power with respect to such shares.

   Morgan Stanley has voting control of the affairs of the general partners of the Funds. As a result, Morgan Stanley may be deemed to own beneficially shares of Common Stock owned of record by the Funds. In addition, Morgan Stanley may be deemed to own beneficially 901,600 shares of Common Stock held as of December 31, 1996 by Morgan Stanley Real Estate Investment Management, Inc. ("MSREIMI"), a wholly-owned subsidiary of Morgan Stanley, as investment manager with voting and dispositive power with respect to such shares. In total, Morgan Stanley may be deemed to own beneficially 18,400,000 shares of Common Stock as of December 31, 1996. This represents 65.9% of the class on that date. Morgan Stanley, through its voting control of the affairs of the general partners of the Funds and MSREIMI, may be deemed to have sole voting and dispositive power with respect to such shares.

   Percentages of the class are based on the 27,911,875 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q filed for the quarter ended September 28, 1996 by Issuer.

   The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement, except as described above.



Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         N/A

Item 7.  Identification and Classification of the
         Subsidiary Which Acquired the Security Being
         Reported on by the Parent Holding Company.

         See item 4.

Item 8. Identification and Classification of Members of the Group.

         The Issuer, The Real Estate Fund, the Co-Investment Fund and MSREIMI are parties to a shareholders agreement dated as of April 6, 1994, as amended by an amendment no. 1 to shareholders agreement dated as of January 26, 1996 (as amended, the "Shareholders Agreement"). The Shareholders Agreement imposes certain restrictions on voting and disposition of shares Common Stock by the Funds and MSREIMI.


Item 9.  Notice of Dissolution of Group.

         N/A

Item 10. Certification.

         N/A

                                   SIGNATURE

   After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1997

                              Morgan Stanley Real Estate Fund, L.P.

                              By: MSREF I, L.L.C., General Partner

                              By: Morgan Stanley Real Estate Fund, Inc.,
                                      as MS Member


                              By:   /s/ Harold W. Lueken
                                  -----------------------------
                                      Name: Harold W. Lueken
                                      Title: Secretary



                              Morgan Stanley Real Estate
                                      Co-Investment Partnership, L.P.

                              By: MSREF I-CO, L.L.C., General Partner

                              By: Morgan Stanley Real Estate Investment
                                      Management II, Inc., as MS Member



                              By:   /s/ Harold W. Lueken
                                  -----------------------------
                                      Name: Harold W. Lueken
                                      Title: Secretary



                              Morgan Stanley Group Inc.


                              By:   /s/ Edward J. Johnsen
                                  -----------------------------
                                      Name: Edward J. Johnsen
                                      Title: Vice President/Morgan Stanley
                                             & Co. Incorporated





Attention: Intentional misstatements or omissions of fact constitute Federal Criminal violations (See 18 U.S.C. 10001)


                               Exhibit Index

Exhibit 1 - Secretary's Certificate